UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 3, 2015 (September 1, 2015)

Vince Holding Corp.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-36212	75-3264870
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

500 5th Avenue – 20th Floor New York, New York 10110		10110
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (212) 515-2600

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On September 1, 2015, Vince Holding Corp. (the “Company”) entered into an amendment (the “Amendment”) to the Tax Receivable Agreement with Sun Cardinal, LLC, an affiliate of Sun Capital Partners, Inc. (affiliates of which own approximately 55.7% of the outstanding shares of the Company’s common stock), for itself and as a representative of the other stockholders party thereto, pursuant to which Sun Cardinal agreed to postpone payment of the tax benefit with respect to the 2014 taxable year estimated at approximately $22.8 million plus accrued interest, which would have otherwise been payable during the fourth quarter of fiscal 2015, to September 15, 2016.  The Amendment also waived the application of a default interest rate at LIBOR plus 500 basis points per annum on the postponed payment. The interest rate on the postponed payment will remain at LIBOR plus 200 basis points per annum.

Further details are contained in, and this description is qualified in its entirety by, the Amendment, which will be included as an exhibit to the Company’s quarterly report on Form 10-Q for the fiscal quarter ending October 31, 2015.

Item 2.02	Results of Operations and Financial Conditions

On September 3, 2015, Vince Holding Corp. (the “Company”) issued a press release reporting financial results of the Company for the second quarter and the first half ended August 1, 2015. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

The information contained in this Item 2.02 and Exhibit 99.1 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-balance Sheet Arrangement of a Registrant.

The disclosure required by this item is included in Item 1.01 and is incorporated herein by reference.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On September 1, 2015, the board of directors of the Company (the “Board”) approved the appointment of Mark E. Brody to serve as the Interim Chief Executive Officer of the Company.  Jill Granoff departed from the position on the same day.  Mr. Brody served as the Interim Chief Financial Officer and Treasurer of the Company since July 6, 2015 and currently serves on the Board.  Detailed biographical information for Mr. Brody is described in the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on April 20, 2015.

In connection with the appointment of Mr. Brody as the Interim Chief Executive Officer, the Company and Mr. Brody agreed to the terms set forth in a new employment offer letter.  The letter provides for “at will” employment with a monthly salary of approximately $63,000 and the reimbursement of reasonable cost of transportation and temporary housing on a tax grossed-up basis.  Mr. Brody continues to serve on the Board.  While serving as the Interim Chief Executive Officer, Mr. Brody will not receive any compensation for his services as a director other than reimbursement for all reasonable out-of-pocket expenses incurred in connection with his services as a member of the Board.

On September 1, 2015, the Board approved the appointment of David Stefko to serve as the Interim Chief Financial Officer and Treasurer of the Company.  Mr. Brody, who formerly held this position became the Interim Chief Executive Officer as described above.  In connection with the appointment of Mr. Stefko as the Interim Chief Financial Officer and Treasurer, the Company and Mr. Stefko agreed to the terms set forth in a new employment offer letter.  The letter provides for “at will” employment with a monthly salary of approximately $43,000 and the reimbursement of reasonable cost of transportation and temporary housing on a tax grossed-up basis.

Mr. Stefko, age 58, has over 28 years of senior finance and executive management experience. Prior to this appointment, Mr. Stefko held the position of Group CFO at Sun Capital Partners since 2011.  Previously, he served as Senior Vice President, Chief Financial Officer and Chief Administrative Officer of Things Remembered, a national multichannel specialty retailer since 2003.

Prior to their appointment, both Mr. Brody and Mr. Stefko were employees of Sun Capital Partners, Inc. (“Sun Capital”).  Affiliates of Sun Capital own approximately 55.7% of the outstanding shares of the Company’s common stock.  Mr. Brody and Mr. Stefko are currently on leave of absence from their positions at Sun Capital.  While each of Mr. Brody and Stefko are on a leave of absence from Sun Capital, they continue to be covered by Sun Capital’s health and welfare benefit plans and are eligible to receive a bonus under Sun Capital’s annual bonus plan related to their work at Sun Capital. In addition, Messrs. Brody and Stefko are partners in one or more investment partnerships that are affiliated with Sun Capital that beneficially own shares of common stock of the Company.

Mr. Brody and the members of the Board affiliated with Sun Capital did not participate in the vote to approve each of Mr. Brody’s and Mr. Stefko’s appointment and compensation arrangement.

There is no family relationship between either of Mr. Brody or Mr. Stefko and any director, executive officer or nominees thereof of the Company.

Item 8.01	Other Events.

On September 3, 2015, the Company announced in a press release that the Board approved a one-time stock option exchange program to permit the Company to cancel certain stock options held by its employees and certain executive officers in exchange for new, or replacement, options on a one-for-one basis.

None of the former executive officers and senior members of the Company who have departed in the recent months, including Jill Granoff, our former Chief Executive Officer, Lisa Klinger, our former Chief Financial Officer, Karin Gregersen, our former President and Chief Creative Officer, our former general counsel and our former senior vice president of retail operations, is eligible to participate in the option exchange. Our Interim Chief Executive Officer and Interim Chief Financial Officer and Treasurer are also not eligible to participate in the option exchange.

The portion of the press release relating to the option exchange is excerpted and filed herewith as Exhibit 99.2 and incorporated herein by reference.

The option exchange has not yet commenced, and there can be no assurance that it will commence. At the time the option exchange begins, if at all, the Company will provide option holders who are eligible to participate in the option exchange with written materials explaining the precise terms and timing of the program. Persons who are eligible to participate in the option exchange should read these written materials carefully when they become available because they will contain important information about the program. The Company will also file these written materials with the Securities and Exchange Commission as part of a Tender Offer Statement on Schedule TO upon commencement of the option exchange. The Company’s shareholders and eligible option holders will be able to obtain these written materials and other documents filed by the Company with the Securities and Exchange Commission free of charge at www.sec.gov or on the Company’s website at investors.vince.com.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description of Exhibit
99.1	Press release of the Company dated September 3, 2015

99.2	Excerpt of press release of the Company dated September 3, 2015 relating to the one-time stock option exchange program.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VINCE HOLDING CORP.

Date: September 3, 2015	By:	/s/ Mark E. Brody
Mark E. Brody
Interim Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Press release of the Company dated September 3, 2015

99.2	Excerpt of press release of the Company dated September 3, 2015 relating to the one-time stock option exchange program